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                                  EXHIBIT 16.1

September 16, 1998


Securities and Exchange Commission
Washington, DC 20549

Ladies and Gentlemen:

         We were previously principal accountants for Baldwin Piano & Organ Company and, under the date of February 23, 1998, we reported on the consolidated financial statements of Baldwin Piano & Organ Company and subsidiaries as of and for the years ended December 31, 1997 and 1996. On September 10, 1998 our appointment as principal accountants was terminated. We have read Baldwin Piano & Organ Company's statements included under Item 4 of its Form 8-K dated September 10, 1998, and we agree with such statements, except that we are not in a position to agree or disagree with Baldwin Piano & Organ Company's statement that the change was approved by the Audit Committee of the Board of Directors.

                                                  Very truly yours,

                                                  KPMG PEAT MARWICK LLP